

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

July 20, 2010

James N. Casey
Authorized Representative for NXP Semiconductors N.V.
1109 McKay Drive
M/S 54SJ
San Jose, CA 95131-1706

> **Re: NXP Semiconductors N.V.**
> **Amendment No. 4 to Registration Statement on Form F-1**
> **Filed July 16, 2010**
> **File No. 333-166128**

Dear Mr. Casey:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Recent Developments, page 4

1.   Because the prospectus has been revised so that terms such as "PPA effects," "nominal growth" and "comparable growth" are first used in the prospectus summary and their meaning is not clear from the context of the disclosure, please revise to explain briefly what you mean by these terms.

New Secured Notes, page 5

2.   Refer to the third paragraph. With a view toward disclosure, tell us when you expect to apply the proceeds from the new notes to the outstanding balance of existing secured notes. Also tell us why there is a period of time between the completion of the new notes offering and the application of proceeds.

Exhibits, page II-6

3.   We note your response to prior comment 3. Please submit the exhibits with sufficient time for staff review and comment prior to effectiveness.

Exhibit 5.1

4.   We note your response to prior comment 4 and the draft legal opinion filed with this amendment. Please also confirm that the dates omitted from the definitions on page 5 of the opinion will be the effective date of the registration statement.

5.   The revised opinion continues to contain inappropriate assumptions as to conclusions of law that underlie the ultimate opinion. For instance, we refer you to the second sentence of paragraph 2, the last sentence of paragraph 3.6, and paragraphs 4.2, 4.3(a) and (c), 6.1, and 6.2. When providing a revised opinion to remove assumptions regarding legal conclusions, your counsel might evaluate whether legal matters in the assumptions are relevant to the issues required to be addressed by Regulation S-K Item 601(b)(5), and, if they are relevant, counsel should be aware of Rule 436(f) under the Securities Act.

6.   With respect to the limitation in paragraph 5 regarding matters not disclosed to you, please note that the opinion you file to satisfy your obligations under Regulation S-K Item 601(b)(5) must be based on all relevant facts and law and should not be conditioned on information not disclosed in an investigation.

7.   It is unclear why the limitation in paragraph 6.3 is necessary and appropriate. Please advise or file an opinion of counsel that does not contain this limitation.

8.   We note your response to prior comment 6; however, the opinion still appears to contain assumptions as to material facts underlying the opinion or facts that are readily ascertainable. For instance, we refer you to paragraph 6.2. With respect to your response regarding the assumption in paragraph 4.1(c), it remains unclear why these conditions are necessary and appropriate.

9.   We note your response to prior comment 7; however, to satisfy your obligation under Regulation S-K Item 601(b)(5), you must file an opinion that addresses the concepts in that item such as whether the shares will be non-assessable. As noted in our prior comment, the concept of non-assessability for purposes of Item 601(b)(5) is not limited to whether shareholders may be required to make additional payments to the issuer. Therefore, we reissue our comment.

10.   We note the revisions made in response to prior comment 9. Please provide us your analysis as to whether paragraph 7.2 attempts to suggest to investors a legal conclusion contrary to Section 14 of the Securities Act.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kevin Kuhar at (202) 551-3662 or Jay Webb at (202) 551-3603 if you have questions regarding comments on the financial statements and related matters. Please contact Mary Beth Breslin, Senior Attorney, at (202) 551-3625 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (via fax):   Nicholas J. Shaw
                 Simpson Thacher & Bartlett LLP